

Mail Stop 4631

June 22, 2016

<u>Via E-Mail</u>
Claudine Aquillon
Chief Executive Officer
SQN Asset Income Fund V, L.P.
100 Wall Street, 28th Floor
New York, New York 10005

>   **Re: SQN Asset Income Fund V, L.P.
>   Registration Statement on Form S-1
>   Filed May 26, 2016
>   File No. 333-211626**

Dear Ms. Aquillon:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please note that we may have comments on the legal and tax opinions once they are filed. Please understand that we will need adequate time to review this material before effectiveness.

3. We note that you will borrow funds to make investments. Please consider including a risk factor related to the impact that servicing such debt could have on operations and

distributions and consider whether this should be highlighted on the cover page of the prospectus.

Escrow, page 5

4. Please disclose that investor funds may not be withdrawn from escrow, even if they cancel their subscription prior to closing the offering.

Our General Partner or Its Affiliates May Purchase Units as Investors, page 32

5. We note that your General Partner or its affiliates may purchase units. Please confirm, if true, that no offers were made prior to this registration statement being filed, subsequent offers were made only with the prospectus and no funds have or will be committed or paid prior to effectiveness of the registration statement.

Compensation, page 38

6. Please disclose whether work will be done by these individuals on prior equipment leasing and financing programs.

Prior Funds, page 40

7. We note that you disclose how much money was returned to investors. Please ensure you clearly specify how much of the returned funds were a return of the investors' own capital versus a return on their capital.

Supplemental Sales Material, page 95

8. Please submit all sales material to us prior to its use, whether it is to be used before or after the registration statement is declared effective. The sales literature is required to present a balanced discussion of the risks and rewards of investing in the fund.

SQN AIF V GP, LLC Notes to the Financial Statements, page F-5

4. Subsequent Events, page F-5

9. You indicate that the LLC has evaluated all subsequent events from the date of the balance sheet through May 10, 2016, which represents the date these financial statements are available to be issued. In light of the fact that your auditor's report is dated May 25, 2106, it appears that these financial statements were not available to be issued until that date. Please refer to ASC 855-10-S99-2 and revise or advise as to the appropriateness of your May 10, 2016 subsequent event date.

SQN Asset Income Fund V L.P. Notes to the Financial Statements, page F-8

5. Subsequent Events, F-9

10. You indicate that the Partnership has evaluated all subsequent events from the date of the balance sheet through May 10, 2016, which represents the date these financial statements are available to be issued. In light of the fact that your auditor's report is dated May 25, 2106, it appears that these financial statements were not available to be issued until that date. Please refer to ASC 855-10-S99-2 and revise or advise as to the appropriateness of your May 10, 2016 subsequent event date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracey McKoy, Staff Accountant at (202) 551-3772 or, in her absence, Jeanne Baker, Staff Accountant at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Cc: <u>Via E-Mail</u>
       John T. Bradley, Esq.